Filed by: First Citizens BancShares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: CIT Group Inc. (Commission File No.: 001-31369)
Date: December 7, 2020

The following information was distributed to employees of First Citizens BancShares, Inc. (“First Citizens”) on December 7, 2020.

As part of the integration planning for our proposed merger with CIT, executives at both banks are working together to evolve our management capabilities and organizational structures in order to take advantage of growth, alignment and efficiency opportunities.

I’m emailing to share several refinements to our Executive Leadership Team organizational structure, including a future addition to the ELT and shifts in functions reporting to several ELT members. The changes are reflected on the attached org chart and highlighted below.

CIT’s Marisa Harney to Join the ELT
I’m pleased to announce a future addition to our Executive Leadership Team. Upon closing of the proposed merger transaction – planned for the second quarter of 2021 – Marisa J. Harney will become the seventh member of our ELT and assume the role of Chief Credit Officer for the combined bank. Marisa’s appointment will help us leverage teamwork and capitalize on the strengths and experience of both First Citizens’ and CIT’s leaders and associates.

Marisa will bring to the ELT and combined bank 40 years of financial services expertise. She currently serves as executive vice president and chief credit officer at CIT, with responsibility for providing ongoing oversight for all elements of the company’s credit policy, process, governance and standards. She also manages CIT’s model development and co-chairs CIT’s Allowance for Credit Losses Committee. Prior to joining CIT in 2016, she held various leadership roles at GE Capital Americas, Bank of America and Credit Suisse, among other institutions.

Post-merger, Marisa will report directly to me. Between now and then – just like other business units – she and her team will work with their First Citizens counterparts to discuss and plan for the combined bank’s go-forward credit organization. (Jim Bryan, First Citizens’ current chief credit policy officer, will report directly to Marisa following the closing, and additional members of the credit team will be announced at a later date.)

Other Reporting Structure Adjustments
In anticipation of the planned FCB-CIT combination, we’re closely examining the distribution of leadership, teams and workstreams and will make adjustments for optimal effectiveness. To that end, we’re announcing two more changes.

Chief Human Resources Officer West Ludwig and the HR team will report directly to me effective Jan. 1. (This is merely a reporting change and not an addition to the ELT.)

Customer Contact Center Director Samantha Johnson and her team will report to Chief Strategy Officer Jeff Ward effective Jan. 1.

The post-merger ELT and their leadership teams will be working together on many transition issues over the coming weeks and months. Ellen Alemany, who – as previously announced – will serve as Vice Chairwoman (along with Vice Chairwoman Hope Bryant) and join our board, is also integrally involved with integration planning. We’ll share more news, including other leadership and organizational changes, as decisions are made.

Remember, if you and your teams have questions along the way, please email them any time to news@firstcitizens.com.

Thank you for your support.

Frank Holding
Chairman and CEO of First Citizens BancShares, Inc.

The following proposed organizational structure chart was distributed to employees of First Citizens on December 7, 2020.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on First Citizens’ and CIT’s current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict.  Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed merger and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Citizens and CIT, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the proposed merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.  Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the SEC.

Important Information about the Merger and Where to Find It

In connection with the proposed merger between First Citizens and CIT, First Citizens filed a registration statement on Form S-4 with the SEC on November 16, 2020 to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction.  The registration statement includes a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens.  The registration statement has not yet become effective.  After the Form S-4 is effective, a definitive joint proxy statement/prospectus will be sent to the stockholders of CIT and First Citizens seeking their approval of the proposed merger and the issuance of First Citizens shares in the proposed merger, respectively.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com.  Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in Solicitation

First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the proposed merger under the rules of the SEC.  Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the joint proxy statement/prospectus related to the proposed merger that was filed with the SEC on November 16, 2020.  Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC.  Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC.  These documents can be obtained free of charge from the sources described above.